SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No.3)*

                       Ampal-American Israel Corporation
                       ---------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  032015 10 9
                                  -----------
                                 (CUSIP Number)

                                Yosef A. Maiman
                                  Ohad Maiman
                                   Noa Maiman
                            Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                             Herzliya, Israel 46105
                                 972-9-9501735
                                 -------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 29, 2002
                               -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Yoseph A. Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel and Peru
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,577,657 (1)(2)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,577,657 (1)(2)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,577,657 (1)(2)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.88%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

(1) As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") is the holder of 11,562,032 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of Ampal-American Israel Corporation ("Issuer"). The Shares represent approximately 58.8% of the Class A Stock of Issuer. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

(2) On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, of which 15,625 of such Options vested on November 16, 2002 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period from such initial vesting date. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owner of such Options.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Ohad Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,562,032 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,562,032 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,562,032 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.8%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 4 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Noa Maiman
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,562,032 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,562,032 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,562,032 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.8%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 5 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Y.M. Noy Investments Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS
     BK, PF, AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,562,032 (1)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,562,032 (1)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,562,032 (1)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.8%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 6 of 8

     This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the "Class A Stock"), of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     From October 14, 2002 through November 29, 2002, Noy acquired an aggregate of 117,920 shares of Class A Stock, in open market transactions, for an aggregate purchase price of approximately $314,698.00 (inclusive of broker commissions), pursuant to a Purchase Plan (as described in Item 4 below). Pursuant to the Purchase Plan, Noy may continue to acquire shares through April 14, 2003.

     Noy financed the acquisition of the shares through funds borrowed from Maiman. Noy expects to enter into a financing arrangement with Bank Leumi LeIsrael B.M. (the "Bank"), pursuant to which Noy expects to borrow up to approximately 90% of the purchase price of the shares purchased through the Purchase Plan from the Bank, which loaned amount will be secured by a pledge of the shares so purchased. The financing arrangement with the Bank is still under negotiation.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     From October 14, 2002 through November 29, 2002, Noy acquired 117,920 shares of Class A Stock pursuant to the terms, conditions and restrictions set forth in a Stock Purchase Plan, dated October 14, 2002 (the "Purchase Plan"), between Noy and Bear, Stearns & Co. Inc. The Purchase Plan was entered into in accordance with the requirements of Rule 10b5-1(c)(1) and provides for purchases to be made consistent with Rule 10b-18 under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a), (b) Based on 19,661,966 shares of Class A Stock of the Issuer outstanding as of November 8, 2002 (as set forth in Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002), Noy owns 11,562,032 shares of Class A Stock representing approximately 58.8% of the issued and outstanding Class A Stock of the Issuer.

     (b) Noy has the sole power to vote or direct the vote or to dispose or to direct the disposition of 11,562,032 shares of Class A Stock.

     Subject to the matters described in this Item 5, none of the Reporting Persons beneficially owns any shares of Class A Stock other than the 11,562,032 shares of Class A Stock.

     On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, of which 15,625 of such Options vested on November 16, 2002 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period from such initial vesting date. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Ohad Maiman and Noa Maiman disclaim

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 7 of 8

beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owner of such Options.

     Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Shares of Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman each by virtue of their respective ownership of one-third of the voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy.

     (c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                            Page 8 of 8

                                   Signatures


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 2002

                                /s/ Yosef A. Maiman
                                -----------------------
                                Yosef A. Maiman


                                Y.M. NOY INVESTMENTS LTD.

                                By:/s/ Yosef A. Maiman
                                   --------------------------
                                     Name:  Yosef A. Maiman
                                     Title: Chairman of the Board
                                            of Directors


                                /s/ Ohad Maiman
                                -----------------------
                                Ohad Maiman


                                /s/ Noa Maiman
                                -----------------------
                                Noa Maiman